EXHIBIT 5.1

OPINION OF GENERAL COUNSEL OF BIACORE REGARDING THE VALIDITY OF THE SECURITIES BEING REGISTERED

Date: June 16, 2003

Biacore International AB
Rapsgatan 7
S-754 50  Uppsala
Sweden

Dear Sirs,

     In connection with the proposed Biacore Stock Option Plan 2003 (the "Plan"), ordinary shares in the Company, with a nominal value of SEK 10 each, may be issued.

     I am General Counsel to Biacore International AB (publ), a company incorporated under the laws of the Kingdom of Sweden (the "Company"). In this capacity, I have examined the Articles of Association of the Company and originals, or copies certified or otherwise identified to my satisfaction, of such other documents, and questions of law, as I have deemed necessary or appropriate as a basis for the opinion hereinafter expressed.

     Based on the foregoing and having regard for such legal considerations as I deem relevant, I am of the opinion that the Ordinary Shares to be issued pursuant to the Plan have been duly authorized and upon issuance in accordance with the terms of the Plan, will be validly issued, fully paid and non-assessable.

     The foregoing opinion is limited to the laws of Sweden, and I am expressing no opinion as to the effect of the laws of any other jurisdiction.

     Also, I have relied as to certain matters on information obtained from public officials, officers of the Company, outside counsel and other sources believed by us to be responsible.

     I hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-8. In giving this consent, I do not admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Lars Swenningson
Lars Swenningson